SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

SCHEDULE 13D

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Intervoice, Inc.

(Name of Subject Company (Issuer))

Dialog Merger Sub, Inc.

Convergys Corporation

(Name of Filing Persons, Offerors)

Common Stock, without par value

(Title of Class of Securities)

461142101

(CUSIP Number of Class of Securities)

Karen R. Bowman, Esq.

General Counsel and Corporate Secretary

Convergys Corporation

201 East 4th Street

Cincinnati, Ohio 45202

(513) 723-7000

Copies to:

Christopher J. Hewitt, Esq.	Kevin C. O’Neil, Esq.
Jones Day	Senior Attorney
North Point	Convergys Corporation
901 Lakeside Ave.	201 East 4th Street
Cleveland, Ohio 44114-1190	Cincinnati, Ohio 45202
(216) 586-7254	(513) 723-6699

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$378,925,255.50	$14,891.76

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by multiplying $8.25, the per share tender offer price, by 45,930,334 shares, the number of shares of common stock, without par value, of Intervoice, Inc. (“Intervoice”) outstanding on a fully diluted basis as of July 19, 2008, which Shares consist of (a) 39,064,725 shares issued and outstanding, (b) 6,212,182 shares subject to issuance upon exercise of outstanding options, and (c) 653,427 outstanding restricted stock units.

(2)	Calculated as .00393% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $13,165.50	Filing Party: Convergys Corporation
Form or Registration No.: Schedule TO-T	Date Filed: August 1, 2008

Amount Previously Paid: $1,726.26	Filing Party: Convergys Corporation
Form or Registration No.: Schedule TO-T	Date Filed: August 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 461142101	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Convergys Corporation
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 36,051,619**
8. Shared Voting Power 0
9. Sole Dispositive Power 36,051,619**
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,051,619 Shares**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11)*** 92.2%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**	Includes 748,659 Shares tendered pursuant to a notice of guaranteed delivery that have not yet been delivered.
***	Based on 39,114,173 shares outstanding on August 29, 2008.

CUSIP No. 461142101	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Dialog Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 36,051,619**
8. Shared Voting Power 0
9. Sole Dispositive Power 36,051,619**
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,051,619 Shares**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11)*** 92.2%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**	Includes 748,659 Shares tendered pursuant to a notice of guaranteed delivery that have not yet been delivered.
***	Based on 39,114,173 shares outstanding on August 29, 2008.

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed on August 1, 2008 with the Securities and Exchange Commission by Dialog Merger Sub., Inc. (“Offeror”), a Texas corporation and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation (“Convergys”), to purchase all of the outstanding shares of common stock, without par value (the “Common Stock”) of Intervoice, Inc. (“Intervoice”) (all such shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001, by and between Intervoice (fka Intervoice-Brite, Inc.) and Computershare Investor Services, LLC, being referred to as the “Shares”) at a price per Share of $8.25 net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 3 is being filed on behalf of Convergys and Offeror.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following :

The offering period of the Offer expired at 8:00 a.m., Eastern Daylight Time, on Friday, August 29, 2008. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 8:00 a.m., Eastern Daylight Time, August 29, 2008, a total of approximately 36,051,619 Shares were validly tendered and not withdrawn upon expiration of the offering period of the Offer, which represent approximately 92.2% of all outstanding Shares.

Offeror will acquire the remaining outstanding shares of Intervoice by means of a merger of Offeror with and into Intervoice, as a result of which Intervoice will become a wholly owned subsidiary of Convergys. In the merger, each outstanding Share (other than Shares held by Convergys, Offeror or Intervoice, or any wholly owned subsidiary of Intervoice, the Offeror of Convergys, or Shares held by shareholders properly exercising dissenters’ rights under Texas law) will be converted into the right to receive $8.25 per share in cash, without interest. Convergys expects to complete the merger on an expedited basis pursuant to the short-form merger procedure available under Texas law.

Convergys issued a press release on Wednesday, September 3, 2008 describing the completion of the offering period. The full text of the joint press release issued by Convergys is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 12. Exhibits.

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
* (a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(a)(9)	Press release issued by Convergys on September 3, 2008
* (b)(1)	Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 20, 2006, between Convergys Corporation, certain financial institutions, JPMorgan Chase Bank, N.A., as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, and Deutsche Bank AG, New York Branch and PNC Bank, National Association as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on October 24, 2006)
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog

Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey.
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008.
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2008	CONVERGYS CORPORATION

	By:	/s/ Kevin O’Neil
Kevin O’Neil
Senior Attorney

DIALOG MERGER SUB, INC.

	By:	/s/ Kevin O’Neil
Kevin O’Neil
Assistant Secretary

EXHIBIT INDEX

* (a)(1)	Offer to Purchase, dated August 1, 2008
* (a)(2)	Letter of Transmittal
* (a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)	Notice of Guaranteed Delivery
* (a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)	Joint press release issued by Convergys and Intervoice on July 16, 2008
* (a)(8)	Joint press release issued by Convergys and Intervoice on August 11, 2008
(a)(9)	Press release issued by Convergys on September 3, 2008
* (b)(1)	Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of October 20, 2006, between Convergys Corporation, certain financial institutions, JPMorgan Chase Bank, N.A., as Administrative Agent, Citicorp USA, Inc., as Syndication Agent, and Deutsche Bank AG, New York Branch and PNC Bank, National Association as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on October 24, 2006)
(c)	Not applicable
* (d)(1)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror
* (d)(2)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey.
* (d)(3)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008.
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.